CERTIFICATE OF ELIMINATION
OF
SERIES A PARTICIPATING PREFERRED STOCK
OF ORBITAL ATK, INC.
Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

Orbital ATK, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.
That, pursuant to Section 151(g) of the DGCL and the authority granted in the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), the Board of Directors of the Corporation, by resolution duly adopted, previously authorized the issuance of a series of 200,000 shares of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Corporation (the “Series A Preferred Stock”), and established the voting powers, designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, and, on September 28, 1990, filed a Certificate of Designations (the “Certificate of Designations”) with respect to such Series A Preferred Stock in the office of the Secretary of State of the State of Delaware (the “Secretary of State”).

2.	That no shares of said Series A Preferred Stock are outstanding and no shares thereof shall be issued subject to said Certificate of Designations.

3.	That the Board of Directors of the Corporation has duly adopted the following resolutions authorizing the elimination of the Series A Preferred Stock:

RESOLVED, that pursuant to the authority conferred on the Board of Directors of the Corporation by the provisions of Section 151 of the Delaware General Corporation Law (the “DGCL”), the Board hereby eliminates the Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”), none of which is currently outstanding and none of which will be issued;
FURTHER RESOLVED, that the appropriate officers of the Corporation (the “Authorized Officers”) be and hereby are authorized, in the name and on behalf of the Corporation, and directed to file a Certificate of Elimination setting forth this resolution with the Secretary of State of the State of Delaware pursuant to the provisions of Section 151(g) of the DGCL which shall have the effect of eliminating from the Corporation’s

Certificate of Incorporation all matters set forth in the Certificate of Designation with respect to the Series A Preferred Stock; and further that upon such filing all authorized shares of Series A Preferred Stock shall be eliminated and restored to the status of authorized but unissued shares of undesignated preferred stock under the Corporation’s Certificate of Incorporation.

4.
That, accordingly, all matters set forth in the Certificate of Designation with respect to the Series A Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed on its behalf by its duly authorized officer on this 3rd day of August, 2016.

Orbital ATK, Inc.
/s/ Thomas E. McCabe
Name: Thomas E. McCabe
Title: Senior Vice President, General Counsel and Secretary